March 26, 2002




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C 20549



     RE: Arthur Andersen LLP Representations


Ladies and Gentlemen:



This will confirm that in connection with the audit of Cable TV Fund 12-D, Ltd. (the "Registrant") as of December 31, 2001 and for the year then ended, Arthur Andersen LLP ("Andersen") has represented to the Registrant that the audit was subject to Andersen's quality control system for the United States practice to provide reasonable assurance that the engagement complied with professional standards, there was continuity of Andersen personnel working on the audit, national office consultation was available, and personnel at foreign affiliates were available to conduct the relevant portions of the audit.


                                   Very truly yours,



                                   /s/ Lawrence J. Salva
                                   Senior Vice President
                                   (Principal Accounting Officer)